Filed by Epicept Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Maxim Pharmaceuticals, Inc.
        Commission File No. 001-14430

Contacts:

EpiCept Corporation John V. Talley Chief Executive Officer (201) 894-8980	Maxim Pharmaceuticals Larry G. Stambaugh Chairman & Chief Executive Officer (858) 453-4040

Robert W. Cook Chief Financial Officer (201) 894-8980	John D. Prunty Chief Financial Officer (858) 453-4040

FischerHealth Life Sciences Aline Schimmel (212) 601-8278

Hallvarsson & Halvarsson Ulf Martensson 011 46 085 871 1243
SPECIAL MEETING OF MAXIM STOCKHOLDERS
TO BE HELD ON DECEMBER 21, 2005
SAN DIEGO, CA, November 14, 2005 — Maxim Pharmaceuticals, Inc. (Maxim) (Nasdaq: MAXM, SSE: MAXM) announced today that a special meeting of stockholders would be held on December 21, 2005 at 8:00 a.m., local time, at Maxim’s headquarters located at 8899 University Center Lane in San Diego, California. The purpose of the meeting is to consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of September 6, 2005, between EpiCept Corporation (EpiCept), and Maxim.
Maxim’s board of directors has fixed November 11, 2005, as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting of Maxim stockholders. Only holders of record of shares of Maxim common stock at the close of business on the record date will be entitled to notice of, and to vote at, the special meeting. As of the record date, Maxim had 28,402,808 shares of common stock outstanding and entitled to vote.

November 14, 2005

Maxim’s board of directors has unanimously approved the merger agreement and the merger and has determined that the merger agreement and merger are advisable, fair to, and in the best interest of the stockholders of Maxim. Maxim’s board of directors recommends that Maxim stockholders vote for the approval and adoption of the merger agreement and the approval of the merger.
The approval and adoption of the merger agreement and approval of the merger will require the affirmative vote of a majority of the outstanding shares of Maxim common stock. No vote of EpiCept’s stockholders is required in connection with the issuance of EpiCept common stock to Maxim’s stockholders in the merger. EpiCept stockholders have already voted in favor of the merger by authorizing the issuance of the necessary shares of EpiCept stock to complete the merger.
As announced on September 6, 2005, the combined company, to operate under the name EpiCept Corporation, combines a late stage product portfolio of commercially promising pain therapies, a planned cancer product registration filing in Europe and an early stage discovery program for apoptosis inducers and inhibitors designed to address unmet medical needs in the areas of oncology and degenerative diseases. EpiCept is headquartered in Englewood Cliffs, New Jersey and will continue the research operations in San Diego following the proposed merger.
Merger Details
The terms of the merger agreement provide for EpiCept to issue shares of its common stock to Maxim’s stockholders in exchange for all of the outstanding shares of Maxim, with EpiCept’s stockholders retaining approximately 72 percent ownership of the combined company and Maxim’s stockholders receiving approximately 28 percent, calculated on a fully-diluted basis. Based on the recent trading price of Maxim’s common stock, the transaction would represent an implied equity value of approximately $121 million for the combined company. EpiCept currently has operations in New Jersey and Munich, Germany. Upon the closing of the transaction, EpiCept’s common stock is expected to trade on the Nasdaq National Market on which the company has reserved the symbol “EPCT”, and on the Stockholm Stock Exchange. Maxim’s current ticker symbol “MAXM” will become inactive on both Nasdaq and the Stockholm exchange after closing.
Additional Information
In connection with the proposed transaction, EpiCept has filed a registration statement that contains a proxy statement/prospectus, and Maxim has filed a definitive proxy statement with the Securities and Exchange Commission. MAXIM’S STOCKHOLDERS OF RECORD ON NOVEMBER 11, 2005 HAVE BEEN MAILED THE PROXY STATEMENT/PROSPECTUS. STOCKHOLDERS OF MAXIM AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS) REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT EPICEPT, MAXIM AND THE PROPOSED MERGER. Maxim’s stockholders may also obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Maxim and EpiCept, without charge, at

November 14, 2005

the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Maxim Pharmaceuticals, 8899 University Center Lane, Suite 400, San Diego, CA 92122, Attention: Investor Relations, Telephone: (858) 453-4040 or MacKenzie Partners, Inc. toll free at (800) 322-2885, or direct at (212) 929-5500. If you are located in Sweden, you can call direct at +46-8-775-02-18.
Participants in the Solicitation
Maxim and its directors and executive officers and EpiCept and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Maxim in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus of Maxim and EpiCept referred to above. Additional information regarding the directors and executive officers of Maxim is also included in Maxim’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 19, 2005. Additional information regarding the directors and executive officers of EpiCept is also included in EpiCept’s registration statement on Form S-1, which was filed with the SEC on April 18, 2005. These documents are available free of charge at the SEC’s web site (http://www.sec.gov) and from Investor Relations at Maxim at the address described above.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
About EpiCept Corporation
EpiCept Corporation is a specialty pharmaceutical company focused on the development and commercialization of topically delivered prescription pain management therapeutics. EpiCept has six products in clinical development for the treatment of various types of pain: three are ready to enter, or have entered, pivotal Phase 2b or Phase 3 clinical trials. One of EpiCept’s late stage products, LidoPAIN SP™, is currently undergoing a pivotal clinical trial in Europe for post-surgical pain in hernia patients.
About Maxim Pharmaceuticals
Maxim is a biopharmaceutical company dedicated to developing innovative cancer therapeutics. Maxim has completed one Phase 3 clinical trial of Ceplene™ plus Interleukin-2 combination therapy as a remission maintenance therapy for patients with acute myeloid leukemia and plans to file for marketing authorization in this indication in Europe. Maxim is also engaged in the discovery and development of small-molecule apoptosis inducers and inhibitors to treat a wide range of disorders, including cancers and degenerative diseases. Using its proprietary high-throughput screening technology and its chemical genetics approach several lead compounds have been identified. Current efforts continue toward the development of these compounds either internally or through strategic collaborative arrangements.

November 14, 2005

PLEASE VOTE TODAY
If you have any questions or need assistance in voting your proxy card, please contact our proxy solicitor MacKenzie Partners, Inc.
In North America:
Call Toll Free — 800-322-2885 or call direct — 212-929-5500.
In Sweden:
Call WM DATA direct +46-8-775-02-18
Stockholders in Sweden may also fax their proxy cards to WM DATA +46-8-775-01-95.
In Europe:
Call direct +44-(0)-207-170-4155
Forward Looking Statements
This news release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include statements regarding the proposed transaction, the efficacy, safety, and intended utilization of the Companies’ respective product candidates, the conduct and results of future clinical trials, and plans regarding regulatory filings, future research and clinical trials and plans regarding partnering activities. Factors that may cause actual results to differ materially include the risk that Maxim and EpiCept may not be able to complete the proposed transaction, the risk that product candidates that appeared promising in early research and clinical trials do not demonstrate safety and/or efficacy in larger-scale or later clinical trials, the risk that Maxim and EpiCept will not obtain approval to market their respective products, the risks associated with reliance on outside financing to meet capital requirements, and the risks associated with reliance on collaborative partners for further clinical trials, development and commercialization of product candidates. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. The transaction is subject to customary closing conditions, including approval of Maxim’s shareholders. These factors and others are more fully discussed in Maxim’s periodic reports and other filings with the SEC.
Note: The EpiCept logo is a trademark of EpiCept. The Maxim logo is a trademark of Maxim.
Editor’s Note: This release is also available on the Internet at http://www.EpiCept.com and http://www.Maxim.com.
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